Norton Rose Fulbright US LLP
January 23, 2017	2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
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Securities and Exchange Commission	Tel +1 214 855 8000
Division of Corporation Finance	Fax +1 214 855 8200
100 F Street, N.E.	nortonrosefulbright.com
Washington, D.C. 20549
Attn: Christian Windsor, Special Counsel

Re:	Equity Bancshares, Inc.
Registration Statement on Form S-4
Filed December 27, 2016 File No. 333-215330

Ladies and Gentlemen:

On behalf of Equity Bancshares, Inc., a Kansas corporation (the “Company”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 18, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, which was filed with the Commission on December 27, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

For your reference, this letter, along with both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the initial filing of the Registration Statement, are being furnished to you via e-mail.

The Merger, page 43

Prairie’s Reasons for the Merger; Recommendation of the Prairie Board, page 45

1.	Please supplementally provide us with any presentation materials that Capital presented to the board of directors relating to this transaction.

A copy of the materials reviewed and discussed by representatives of The Capital Corporation, LLC (“Capital”) with the board of directors of Prairie will be supplementally provided to the Staff under separate cover by Capital.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

January 23, 2017

These materials will be submitted by Capital on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, Capital is requesting that the materials be returned promptly following completion of the Staff’s review thereof. By separate letter, Capital also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

2.	Please revise to disclose the extent to which Prairie’s board considered the fact that Capital had based its fairness determination upon the valuations in mergers involving Kansas based institutions, and that some of the transactions involved institutions who had significantly different financial health and earnings performance. Also, we note that in the last bullet point on page 45, the board considered the “financial analyses presented by Capital.” To the extent that Capital engaged in any analyses other than the market value analysis described beginning on page 49, please describe those analyses.

In response to the Staff’s comment, the Company has revised page 45 of the Amended Registration Statement to include additional discussion of the Prairie Board’s consideration of the valuation of Prairie contained in Capital’s fairness opinion.

The Company has also revised page 50 of the Amended Registration Statement to include a discussion of the discounted cash flows analysis conducted by Capital.

Opinion of Prairie’s Financial Advisor, page 47

3.	We note that on page 47, Capital indicated that it received financial projections from Prairie and State Bank. To the extent that those projections impacted any of the financial analyses referenced in the final bullet point on the top of page 48, disclose the projections necessary for an investor to evaluate the relevant analysis.

In response to the Staff’s comment, the Company has revised page 50 of the Amended Registration Statement to include the projections use by Capital in its financial analyses.

Interests of Prairie’s Directors and Executive Officers in the Merger, page 53

Employment Agreements, page 53

4.	Please revise to provide more details regarding these agreements. Specifically, if known, please indicate which Prairie officers will have their compensation changed when they join Equity and the amount of any increase in their compensation.

In response to the Staff’s comment, the Company has revised page 53 of the Amended Registration Statement to provide more details regarding these agreements including the percentage amounts of changes in the compensation for each specified Prairie officer.

*****

January 23, 2017

Please do not hesitate to contact me by telephone at (214) 855-3906 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael G. Keeley

Michael G. Keeley of Norton Rose Fulbright US LLP

cc:	William H. Dorton, Securities and Exchange Commission
Brad S. Elliott, Equity Bancshares, Inc.
Michael C. Mense, Prairie State Bancshares, Inc.
C. Robert Monroe, Esq., Stinson Leonard Street LLP